English Translation

This document is executed in Indonesian Language

Ref. No. : 045/E00-E0O/FIN/14

March 5, 2014

To:

Head of the Capital Market Supervisory

Indonesian Financial Services Authority (Otoritas Jasa Keuangan or OJK)

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No. 2-4

Jakarta 10710

Re : Announcement from Moody’s Investors Service

Dear Sir/Madam,

Please kindly be informed the Announcement that we obtained from Moody’s Investors Service, (for complete reference, please open http://www.indosat.com/Investor_Relation ) .

Thank you for your kind attention.

Sincerely,

Bayu Hanantasena

Group Head

Investor Relations & Corporate Secretary

Cc :

1.

Indonesian Capital Market Electronic Library (CaMEL)

2.

Board of Directors of Indonesia Stock Exchange

3.

PT Bank Rakyat Indonesia (Persero) Tbk, as Trustee